Form SBSE-A Amendment

Filing Date: August 07, 2023

Summary of Changes:

1. Upload of a new MBL 7R to include a new disclosure that was filed at the NFA (DMP Number 19114). This disclosure is still in a "Pending" status. A new filing will be made once the disclosure is resolved/closed.